IMOBOLIS, INC
8950 West Olympic Blvd.  Suite 350,
 Beverly Hills, CA 90211
Telephone number 1-310-691-6707
 imobolis.com
Via Edgar

May 26, 2010

United States Securities and Exchange Commission
Division of Corporation Finance 100 F Street N.E.
Washington D.C. 20002

Re: Imobolis, Inc

Request to Withdraw Registration Statement on Form S-1 (RW)
 SEC File Number 333-167077

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Imobolis, Inc. (the " Registrant") hereby requests immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-167077, which was filed with the Securities and Exchange Commission (the "Commission") on May 25, 2010 along with any amendments and exhibits (the "Registration Statement").

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction and the Registration Statement was not declared effective by the Commission.

The Registrants believe that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. Please note that the Registration Statement was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact our attorney Leo Moriarty.

 The Law Offices of Leo J. Moriarty
12534 Valley View Street #231
Garden Grove, California 92845
Telephone 714-305-5783,Facsimile 714-316-1306
 E- Mail LJMLegal@aol.com
Very truly yours,

By /s/ Julian Spitari
Julian Spitari
President of Imobolis, Inc.